FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of August, 2004

Commission file number 0-13391

SAMEX MINING CORP.

_____________________________________________________________________________

(Exact Name of Registrant, as Specified in its Charter

#301 - 32920 Ventura Avenue, Abbotsford, B.C. V2S 6J3

______________________________________________________________________________

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X

Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ____

No    X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.)

Exhibits

Exhibit 1    Press Release Dated August 31, 2004

NEWS RELEASE - No. 7-04

              August 31, 2004

PRIVATE PLACEMENT COMPLETED

SAMEX has completed a private placement of 800,000 units at a price of $1.10 per unit (originally announced in News Release No. 6-04 dated August 6, 2004).  Each unit is comprised of one common share and one-half of a share purchase warrant.  One full warrant entitles the holder to purchase an additional common share at a price of $1.10 per share if exercised at any time during the five year term of the warrant which expires August 25, 2009.  Acceptance of the private placement was granted by the TSX Venture Exchange and the units (800,000 shares and 400,000 warrants) were issued August 25, 2004 and are subject to a hold period until December 26, 2004.  The proceeds of the private placement will be used for exploration/expenditures on the Company’s mineral exploration properties and for general working capital.

“Jeffrey P. Dahl”,

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

SAMEX MINING CORP.

        (Registrant)

By:      “Larry D. McLean”

           Vice President, Operations

Dated:  August 31, 2004